245 Summer Street	Fidelity® Investments
Boston, MA 02210

March 13, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, and Variable Insurance Products Fund IV:

VIP Equity-Income Portfolio

VIP Floating Rate High Income Portfolio

VIP Growth Portfolio

VIP High Income Portfolio

VIP Overseas Portfolio

VIP Value Portfolio

VIP Contrafund Portfolio

VIP Disciplined Small Cap Portfolio

VIP Emerging Markets Portfolio

VIP Extended Market Index Portfolio

VIP Index 500 Portfolio

VIP International Capital Appreciation Portfolio

VIP International Index Portfolio

VIP Total Market Index Portfolio

VIP Balanced Portfolio

VIP Dynamic Capital Appreciation Portfolio

VIP Growth & Income Portfolio

VIP Growth Opportunities Portfolio

VIP Mid Cap Portfolio

VIP Value Strategies Portfolio

VIP Communication Services Portfolio

VIP Consumer Discretionary Portfolio

VIP Consumer Staples Portfolio

VIP Energy Portfolio

VIP Financial Services Portfolio

VIP Health Care Portfolio

VIP Industrials Portfolio

VIP Materials Portfolio

VIP Real Estate Portfolio

VIP Technology Portfolio

VIP Utilities Portfolio (the funds)

File Nos. 811-03329, 811-05511, 811-07205, 811-03759

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on June 9, 2020. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended December 31, 2019 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about April 13, 2020. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than March 24, 2020.

Please contact Renee Fuller at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group